Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Six Months of Fiscal 2022

FOSHAN, China, June 10, 2022 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the six months of fiscal 2022 ended February 28, 2022.

FISCAL SIX MONTHS 2022 FINANCIAL PERFORMANCE HIGHLIGHTS

Six Months Ended February 28, 2022 (in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Six Months Ended February 28, 2022	Six Months Ended February 28, 2021	YoY % Change
Revenue from continuing operations	873.5	719.3	21.4%
Gross Profit from continuing operations	258.9	120.8	114.4%
Gross Margin from continuing operations	29.6%	16.8%	12.8%
Operating Loss from continuing operations	(22.9)	(115.6)	80.2%
Income from discontinued operations, net of tax	-	310.1	(100.0)%
Net (Loss)/Income	(52.9)	148.5	(135.6)%

Adjusted Gross Profit from continuing operations (1)	268.3	128.0	109.5%
Adjusted Operating Loss from continuing operations (2)	(14.4)	(106.9)	86.5%
Adjusted Net Loss (3)	(46.4)	(154.5)	70.0%
Adjusted EBITDA (4)	127.7	(3.7)	3,577.6%

Basic and Diluted Loss per Share from continuing operations	(0.42)	(1.41)	70.2%
Basic and Diluted (Loss)/earnings per Share from discontinued operations	-	2.60	-
Adjusted Basic and Diluted Loss per Share (5) for the period	(0.36)	(1.35)	73.3%

1.	Adjusted gross profit/(loss) from continuing operations is defined as gross profit/(loss) from continuing operations excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) from continuing operations is defined as operating income/(loss) from continuing operations excluding share-based compensation expense, and amortization of intangible assets.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, and income/(loss) from discontinued operations, net of tax.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization, share-based compensation expense and income/(loss) from discontinued operations, net of tax.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets and income/(loss) from discontinued operations, net of tax.) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools include 4 Stafford House locations in UK and Canada, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of February 28, 2022.

●	For the six-month period, revenue increased 20.5% and amounted to RMB343.3 million, compared to RMB284.8 million in the same period of last fiscal year, and accounted for 39.3% of the total revenue.

Complementary Education Services

The complementary education services business comprises language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

●	For the six-month period, revenue amounted to RMB318.9 million, representing a 7.9% increase compared to RMB295.5 million for the same period of last fiscal year, and accounted for 36.5% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for domestic K-12 schools including catering and procurement services.

●	For the six-month period, revenue amounted to RMB211.3 million, representing a 52.1% increase compared to RMB139.0 million for the same period of last fiscal year, and accounted for 24.2% of the total revenue.

UNAUDITED FINANCIAL RESULTS for FISCAL SIX Months ENDED February 28, 2022

Revenue from Continuing Operations

Revenue for the period was RMB873.5 million, representing a 21.4% increase from RMB719.3 million for the same period of the last fiscal year.

Overseas Schools: Revenue contribution for the period was RMB343.3 million, representing a 20.5% increase from RMB284.8 million for the same period of the last fiscal year. The increase was mainly attributable to the recovery of overseas schools operation from pandemic.

Complementary Education Services: Revenue contribution for the period was RMB318.9 million. It represented a 7.9% increase from RMB295.5 million for the same period of the last fiscal year. The increase was mainly attributable to the recovery of overseas study counselling business, expansion of international contest business and other quality education training.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the period was RMB211.3million. It represented a 52.1% increase from RMB139.0 million for the same period of the last fiscal year. The increase was mainly due to increase in catering services to the students of K-12 schools and management and operation services for kindergartens.

Cost of Revenue from Continuing Operations

Cost of revenue for the period was RMB614.6 million, as compared to RMB598.6 million for the same period last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the period was RMB258.9 million, representing a 114.4% increase from RMB120.8 million for the same period of the last fiscal year. Gross margin increased to 29.6% from 16.8% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB268.3 million, representing a 109.5% increase from RMB128.0 million for the same period of the last fiscal year

Selling, General and Administrative Expenses and Adjusted SG&A Expenses from Continuing Operations (6)

Total SG&A expenses for the period were RMB284.9 million, as compared to RMB248.2 million for the same period of the last fiscal year.

Adjusted SG&A expenses for the period were RMB285.8 million, as compared to RMB246.8 million for the same period of the last fiscal year.

6.	Adjusted SG&A expenses from continuing operations is defined as selling, general and administrative expenses from continuing operations excluding share-based compensation expense.

Operating Loss, Operating Margin and Adjusted Operating Loss from Continuing Operations

Operating loss for the period was RMB22.9 million, representing an 80.2% decrease in loss from operating loss of RMB115.6 million for the same period of the last fiscal year. Operating margin was (2.6%) for the period, as compared to (16.1%) for the same period of the last fiscal year.

Adjusted operating loss for the period was RMB14.4 million, representing an 86.5% decrease in loss from adjusted operating loss of RMB106.9 million for the same period of the last fiscal year.

Net Loss/Income and Adjusted Net Loss

Net loss for the period was RMB52.9 million. Net income was RMB148.5 million for the same period of the last fiscal year, which includes net loss of RMB161.7 million from continuing operations and net income of RMB310.1 million from discontinued operations.

Adjusted net loss for the period was RMB46.4 million, as compared to adjusted net loss of RMB154.5 for the same period of the last fiscal year.

Loss per ordinary share/ADS and Adjusted Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders from continuing operations for the period were RMB0.42 and RMB0.42, respectively, as compared to loss of RMB1.41 and RMB1.41, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB0.36 and RMB0.36, respectively, as compared to loss of RMB1.35 and RMB1.35, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB127.7 million, as compared to adjusted EBITDA loss of RMB3.7 million for the same period of the last fiscal year.

Cash and Working Capital

As of February 28, 2022, the Company’s cash and cash equivalents and restricted cash were RMB1,492.6 million (US$236.6 million), as compared to RMB1,515.2 million as of August 31, 2021. The company also had short-term investments of RMB1,206.7 million (US$191.3 million) as of February 28, 2022.

RECENT DEVELOPMENTS

On Partial Repurchase of Senior Notes

By order of the board, as at April 12, 2022, the Company had repurchased the senior notes in an aggregate principal amount of US$68,000,000, representing 22.7% of the initial principal amount of the senior notes.

On Going Private Proposal

On April 29, 2022, the Company received a preliminary non-binding proposal letter (the “Proposal”) from its Chairperson of the board of directors (the “Board”), Ms. Huiyan Yang, and Ms. Meirong Yang (collectively, the “Buyer Group”) proposing to acquire all of the outstanding Class A ordinary shares of the Company (the “Class A Shares”), including Class A Shares represented by American depositary shares (the “ADSs,” each representing one Class A ordinary share), and Class B ordinary shares of the Company (the “Class B Shares,” and together with the Class A Shares, the “Shares”) that are not already beneficially owned by the Buyer Group for a purchase price of US$0.83 per Share in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions.

On May 6, 2022, the Board announced that it had formed a special committee consisting of three independent directors, Mr. Peter Andrew Schloss, Mr. Jun Zhao and Mr. Ronald J. Packard, to evaluate and consider the Proposal. Mr. Schloss chairs the special committee. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal.

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the six months ended February 28, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3084, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2022 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets and income/(loss) from discontinued operations, net of tax. We define adjusted SG&A expenses from continuing operations as selling, general and administration expense from continuing operations excluding share-based compensation expense. We define adjusted operating income/(loss) from continuing operations as net operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares, each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted. In addition, due to the impact of the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (the “Implementation Rules”), the Affected Entities deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis.  Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted SG&A expenses from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	February 28,
	2021	2022
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	844,684	918,670	145,626
Restricted cash, net	669,029	572,300	90,720
Short-term investments (1)	-	1,206,727	191,289
Accounts receivable, net	41,723	28,472	4,513
Amounts due from related parties, net	15,087	451,305	71,540
Other receivables, deposits and other assets, net	81,119	148,537	23,546
Inventories	7,579	7,050	1,118
Amount due from Affected Entities (2), net	2,028,866	-	-
Total current assets	3,688,087	3,333,061	528,352
Restricted cash - non current	1,450	1,650	262
Property and equipment, net	519,452	401,569	63,656
Intangible assets, net	485,822	458,524	72,685
Goodwill, net	1,950,186	1,893,013	300,078
Long-term investments	75,443	75,124	11,909
Prepayment for construction contract	5,974	1,180	187
Deferred tax assets, net	64,096	112,317	17,804
Other non-current assets, net	68,217	12,874	2,041
Operating lease right-of-use assets	1,773,773	1,639,699	259,923

Total non-current assets	4,944,413	4,595,950	728,545

TOTAL ASSETS	8,632,500	7,929,011	1,256,897

1.	As of February 28, 2022, all short-term investments principal are guaranteed by a related party of the Company.
2.	The Affected Entities refer to the schools and entities been affected by the Implementation Rules and consequently deconsolidated on August 31, 2021. They became the related parties of the Company since September 1, 2021.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	February 28,
	2021	2022
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar of RMB 10,941 and RMB 6,157 as of August 31, 2021 and February 28, 2022, respectively)	(73,411)	(73,508)	(11,652)
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 5,641 and RMB 372,822 as of August 31, 2021 and February 28, 2022, respectively)	(40,445)	(495,418)	(78,533)
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 13,876 and RMB 21,609 as of August 31, 2021 and February 28, 2022, respectively)	(234,036)	(242,497)	(38,441)
Short-term loans (including short-term loan of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and February 28, 2022, respectively)	(753,754)	(644,903)	(102,229)
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and February 28, 2022, respectively)	(1,836,362)	(1,606,744)	(254,699)
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 19,091 and RMB 16,784 as of August 31, 2021 and February 28, 2022, respectively)	(178,213)	(103,207)	(16,360)
Contract liabilities-current (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 139,126 and RMB 137,301 as of August 31, 2021 and February 28, 2022, respectively)	(425,954)	(342,474)	(54,289)
Refund liabilities-current (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 10,398 and RMB 7,963 as of August 31, 2021 and February 28, 2022, respectively)	(32,362)	(18,052)	(2,862)
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 12,005 and RMB 22,710 as of August 31, 2021 and February 28, 2022, respectively)	(123,215)	(121,256)	(19,221)
Amounts due to Affected Entities (including amounts due to Affected Entities of the consolidated VIEs without recourse to Bright Scholar of RMB 276,378 and RMB nil as of August 31, 2021 and February 28, 2022, respectively)	(333,270)	-	-
Total current liabilities	(4,031,022)	(3,648,059)	(578,286)

Non-current Contract liabilities (including non-current portion of contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 1,084 and RMB 737 as of August 31, 2021 and February 28, 2022, respectively)	(1,421)	(2,657)	(421)
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 9,561 and RMB 8,373 as of August 31, 2021 and February 28, 2022, respectively)	(26,744)	(24,113)	(3,822)
Other non-current liabilities due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 13,154 and RMB 13,606 as of August 31, 2021 and February 28, 2022, respectively)	(13,154)	(13,606)	(2,157)
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and February 28, 2022, respectively)	(616)	(595)	(94)
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 83,475 and RMB 59,889 as of August 31, 2021 and February 28, 2022, respectively)	(1,752,667)	(1,596,945)	(253,146)
Total non-current liabilities	(1,794,602)	(1,637,916)	(259,640)
TOTAL LIABILITIES	(5,825,624)	(5,285,975)	(837,926)

EQUITY
Share capital	(8)	(8)	(1)
Additional paid-in capital	(1,727,020)	(1,692,883)	(268,354)
Statutory reserves	(2,531)	(13,814)	(2,190)
Accumulated other comprehensive income	(168,324)	(113,667)	(18,018)
Retained earnings	(648,944)	(588,333)	(93,262)
Shareholders’ equity	(2,546,827)	(2,408,705)	(381,825)
Non-controlling interests	(260,049)	(234,331)	(37,146)
EQUITY	(2,806,876)	(2,643,036)	(418,971)
TOTAL LIABILITIES AND EQUITY	(8,632,500)	(7,929,011)	(1,256,897)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Six Months Ended February 28,
	2021	2022
	RMB	RMB	USD
Continuing operations
Revenue	719,313	873,505	138,467
Cost of revenue	(598,555)	(614,584)	(97,423)

Gross profit	120,758	258,921	41,044
Selling, general and administrative expenses	(248,194)	(284,946)	(45,169)
Other operating income	11,836	3,085	489

Operating loss	(115,600)	(22,940)	(3,636)
Interest expense, net	(70,809)	(84,383)	(13,376)
Investment income	48,085	78,954	12,516
Other expenses	(6,154)	(6,155)	(977)

Loss before income taxes and share of equity in loss of unconsolidated affiliates	(144,478)	(34,524)	(5,473)
Income tax expense	(16,726)	(18,303)	(2,901)
Share of equity in loss of unconsolidated affiliates	(452)	(111)	(18)

Net loss from continuing operations	(161,656)	(52,938)	(8,392)

Discontinued operations
Income from discontinued operations, net of tax	310,141	-	-

Net (loss)/income	148,485	(52,938)	(8,392)

Net (loss)/income attributable to non-controlling interests
Continuing operations	6,368	(3,610)	(572)
Discontinued operations	523	-	-

Net (loss)/ income attributable to ordinary shareholders
Continuing operations	(168,024)	(49,328)	(7,820)
Discontinued operations	309,618	-	-

Net (loss)/earnings per share attributable to ordinary shareholders
—Basic
Continuing operations	(1.41)	(0.42)	(0.07)
Discontinued operations	2.60	-	-

—Diluted
Continuing operations	(1.41)	(0.42)	(0.07)
Discontinued operations	2.60	-	-

Weighted average shares used in calculating net earnings per ordinary share:
—Basic
Continuing operations	119,370,352	118,725,655	118,725,655
Discontinued operations	119,370,352	-	-

—Diluted
Continuing operations	119,370,352	118,725,655	118,725,655
Discontinued operations	119,370,352	-	-

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Six Months Ended February 28,
	2021	2022
	RMB	RMB	USD

Net cash generated from/(used in) operating activities	56,404	(385,616)	(61,127)

Net cash used in investing activities	(2,212,602)	(1,181,644)	(187,313)

Net cash (used in)/generated from financing activities	(95,921)	1,581,836	250,751

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(73,379)	(37,119)	(5,885)

Net change in cash and cash equivalents, and restricted cash	(2,325,498)	(22,543)	(3,574)

Cash and cash equivalents, and restricted cash at beginning of the period	4,423,937	1,515,163	240,182

Cash and cash equivalents, and restricted cash at end of the period	2,098,439	1,492,620	236,608

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Six Months Ended February 28,
	2021	2022
	RMB	RMB	USD

Gross profit from continuing operations	120,758	258,921	41,044
Add: Amortization of intangible assets	7,285	9,360	1,484
Adjusted gross profit from continuing operations	128,043	268,281	42,528

Operating loss from continuing operations	(115,600)	(22,940)	(3,636)
Add: Share-based compensation expense	1,370	(816)	(129)
Add: Amortization of intangible assets	7,285	9,360	1,484
Adjusted operating loss from continuing operations	(106,945)	(14,396)	(2,281)

Net (loss)/income	148,485	(52,938)	(8,392)
Add: Share-based compensation expense	1,370	(816)	(129)
Add: Amortization of intangible assets	7,285	9,360	1,484
Add: Tax effect of amortization of intangible assets	(1,476)	(1,995)	(316)
Less: Income from discontinued operations, net of tax	310,141	-	-
Adjusted net loss	(154,477)	(46,389)	(7,353)

Net (loss)/income attributable to ordinary shareholders	141,594	(49,328)	(7,820)
Add: Share-based compensation expense	1,370	(816)	(129)
Add: Amortization of intangible assets	7,285	9,360	1,484
Add: Tax effect of amortization of intangible assets	(1,476)	(1,995)	(316)
Less: Income from discontinued operations, net of tax	309,618	-	-
Adjusted net loss attributable to ordinary shareholders	(160,845)	(42,779)	(6,781)

Net (loss)/income	148,485	(52,938)	(8,392)
Less: Interest expense, net	(70,809)	(84,383)	(13,376)
Add: Income tax expense	16,726	18,303	2,901
Add: Depreciation and amortization	69,080	78,732	12,481
Add: Share-based compensation expense	1,370	(816)	(129)
Less: Income from discontinued operations, net of tax	310,141	-	-
Adjusted EBITDA	(3,671)	127,664	20,237

Selling, general and administrative expenses from continuing operations	248,194	284,946	45,169
Less: Share-based compensation expense	1,370	(816)	(129)

Adjusted selling, general and administrative expenses from continuing operations	246,824	285,762	45,298

Weighted average shares used in calculating earnings per ordinary share:
—Basic and Diluted
Continuing operations	119,370,352	118,725,655	118,725,655
Discontinued operations	119,370,352	-	-

Adjusted net loss per share attributable to ordinary shareholders

—Basic	(1.35)	(0.36)	(0.06)
—Diluted	(1.35)	(0.36)	(0.06)